Exhibit 1

For Immediate Release

BioLineRx Reports 2025 Financial Results and Provides Corporate Update

- On track to initiate Phase 1/2a clinical trial of GLIX1 for treatment of glioblastoma (GBM)
by end of this month -

- GLIX1 is positioned to potentially address unmet needs for novel and more effective cancer treatments by targeting DNA damage response mechanisms -

- Management to host conference call today, March 23, at 8:30 am EDT -

TEL AVIV, Israel, March 23, 2026 – BioLineRx Ltd. (NASDAQ/TASE: BLRX), a development stage biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases, today reported its audited financial results for the year ended December 31, 2025, and provided a corporate update.

“Since our last quarterly update, we have been working diligently to move forward with a Phase 1/2a first-in-human clinical trial of GLIX1 in glioblastoma, and I am pleased to report that we expect to initiate the study by the end of this month, with the commencement of patient enrollment shortly thereafter,” stated Philip Serlin, Chief Executive Officer of BioLineRx. “GLIX1, the lead asset that we acquired through our collaboration with Hemispherian, is a unique molecule with a novel mechanism of action that targets the DNA repair mechanism in cancer cells and has demonstrated compelling efficacy in numerous pre-clinical models, excellent blood-brain-barrier penetration and a favorable safety profile in toxicology studies. We are eager to establish the safety, recommended dose and proof-of-concept in order to advance this promising candidate through an efficient development pathway.

“In parallel, we continue to conduct pre-clinical activities in support of further development of GLIX1 in additional cancer indications with high unmet needs, and, separately, we are also conducting studies to further investigate and affirm the potential synergistic effect of GLIX1 in combination with PARP inhibitors, as we work to maximize the value of the GLIX1 opportunity.

“In metastatic pancreatic cancer, enrollment has accelerated in the ongoing CheMo4METPANC Phase 2b clinical trial of motixafortide, which is being led by Columbia University and supported by both Regeneron and BioLineRx, and we continue to anticipate that a prespecified interim/futility analysis will read out in 2026. We believe PDAC represents another opportunity to introduce a much-needed new treatment option to patients suffering from a very challenging tumor type, while creating sustained value for our company,” Mr. Serlin concluded.

Corporate Updates

•
Announced that it has received Notice of Allowance from the U.S. Patent and Trademark Office (USPTO) for a key patent covering GLIX1 for cancers in which cytidine deaminase (CDA) is not over-expressed beyond a specific threshold, estimated to be 90% of all cancers.

o	Patent preserves BioLineRx’s ability to evaluate GLIX1 in other cancers beyond glioblastoma, including both hematological and solid tumor cancer types.

o	Patent further broadens and strengthens GLIX1’s patent protection until 2040, with a possible patent-term extension of up to five years.

Financial Updates

•	With $20.9 million on its balance sheet as of December 31, 2025, BioLineRx is maintaining its cash runway guidance into the first half of 2027.

Clinical Updates

GLIX1

•	On track to initiate a Phase 1/2a clinical trial of GLIX1 in glioblastoma by the end of the month.

o
Three renowned academic centers are planned to participate in this clinical trial: Northwestern University, led by Dr. Roger Stupp and Dr. Ditte Primdahl, NYU Langone Health, led by Dr. Alexandra M. Miller and Moffit Cancer Center, led by Dr. Patrick Grogan.

o
The Phase 1 part of the trial is expected to recruit up to 30 patients with recurrent and progressive GBM and other high-grade gliomas. The objective is to establish a maximum tolerated dose (MTD) and/or a recommended dose based on safety, PK/PD and preliminary efficacy. Data from the Phase 1 part of the trial are anticipated in H1 2027.

o
The Phase 2a expansion part of the trial is planned to include various population cohorts, including GBM (newly diagnosed and/or recurrent), as well as additional cancers with/without standard of care (e.g., PARP inhibitors). These cohorts are expected to identify preliminary efficacy, PD assessments and dose optimization data, serving as the basis for rapid and effective advanced clinical development.

•	Pre-clinical activities in support of clinical development for GLIX1 in additional cancer indications are ongoing.

Motixafortide

Pancreatic Ductal Adenocarcinoma (mPDAC)

•
Enrollment has accelerated in the CheMo4METPANC Phase 2b clinical trial, which is being led by Columbia University, and supported by both Regeneron and BioLineRx. The trial is evaluating motixafortide in combination with the PD-1 inhibitor cemiplimab and standard chemotherapy (gemcitabine and nab-paclitaxel).

o	A prespecified interim/futility analysis is planned when 40% of progression-free survival (PFS) events are observed, which the Company continues to anticipate will occur in 2026.

Sickle Cell Disease (SCD) & Gene Therapy

•
Announced that a poster featuring final results from a Phase 1 clinical trial (NCT05618301) evaluating motixafortide as monotherapy and in combination with natalizumab for CD34+ hematopoietic stem cell (HSC) mobilization for gene therapies in sickle cell disease (SCD) was presented at the 67th American Society of Hematology (ASH) Annual Meeting & Exposition in December.

•
A second SCD study, sponsored by St. Jude Children's Research Hospital, continues to enroll patients. The study is a multi-center Phase 1 clinical trial evaluating motixafortide for the mobilization of CD34+ HSCs for gene therapies for patients with SCD (NCT06442761).

APHEXDA Performance Update

•	For the full-year 2025, APHEXDA sales were $6.7 million, which provided royalty revenue to the Company of $1.2 million.

Financial Results for the Year ended December 31, 2025

•
Revenues for the year ended December 31, 2025 were $1.2 million reflecting the royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. Total revenues in 2025 are not comparable to the same period in 2024, which primarily reflect a portion of the up-front payment received by the Company under the Gloria License Agreement and a milestone payment achieved under the Gloria License Agreement, which collectively amounted to $15.0 million, as well as the up-front payment received under the Ayrmid License Agreement and $6.0 million of net revenues from product sales of APHEXDA in the United States.

•
Cost of revenues for the year ended December 31, 2025 were $0.2 million, compared to cost of revenues of $9.3 million for the year ended December 31, 2024. The cost of revenues in 2025 reflects sub-license fees on royalties paid by Ayrmid from the commercialization of APHEXDA in stem cell mobilization in the U.S. The cost of revenues in 2024 primarily reflects the amortization of intangible assets, sub-license fees on the up-front payment received for the Ayrmid License Agreement, sub-license fees accrued on a milestone payment recorded under the Gloria License Agreement, as well as royalties on net product sales of APHEXDA in the U.S. and cost of goods sold on product sales.

•
Research and development expenses for the year ended December 31, 2025 were $8.1 million, a decrease of $1.1 million, or 11.5%, compared to $9.2 million for the year ended December 31, 2024. The decrease resulted primarily from lower expenses related to motixafortide due to the out-licensing of U.S. rights to Ayrmid, as well as a decrease in payroll and share-based compensation, primarily due to a decrease in headcount, offset by expenses related to initiation of the GLIX1 project.

•
There were no sales and marketing expenses for the year ended December 31, 2025, compared to $23.6 million for the year ended December 31, 2024. The decrease resulted from the shutdown of U.S. commercial operations in the fourth quarter of 2024 following the Ayrmid license agreement.

•
General and administrative expenses for the year ended December 31, 2025 were $3.1 million, a decrease of $3.2 million, or 50.3%, compared to $6.3 million for the year ended December 31, 2024. The decrease resulted primarily from the reversal of a provision for doubtful accounts following receipt of an overdue milestone payment from Gloria, as well as a decrease in payroll and share-based compensation, primarily due to a decrease in headcount, and a decrease in a number of general and administrative expenses.

•
Non-operating income (expenses) for the years ended December 31, 2025 and 2024 primarily relate to fair-value adjustments of warrant liabilities on the Company’s balance sheet, as a result of changes in its share price, offset by warrant offering expenses.

•
Net financial income for the year ended December 31, 2025 was $0.2 million, compared to net financial expenses of $7.3 million for the year ended December 31, 2024. Net financial income for 2025 relates to investment income earned on bank deposits and gains on foreign currency (primarily NIS) cash balances due to the appreciation of the NIS against the U.S. dollar during the period, partially offset by interest paid on loans. Net financial expenses for 2024 primarily relate to interest paid on loans, which increased in 2024 due to a one-time $4.0 million charge to interest expense in connection with the November 2024 amendment to loan agreement with BlackRock, partially offset by investment income earned on bank deposits.

•	Net loss for the year ended December 31, 2025 was $2.0 million, compared to $9.2 million for the year ended December 31, 2024.

•	As of December 31, 2025, the Company had cash, cash equivalents, and short-term bank deposits of $20.9 million, sufficient to fund operations, as currently planned, into the first half of 2027.

A copy of the Company's annual report on Form 20-F for the year ended December 31, 2025 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on the Company's investor relations website at https://ir.biolinerx.com. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at IR@biolinerx.com.

Conference Call and Webcast Information

To access the conference call, please dial +1-888-281-1167 from the U.S. or +972-3-918-0685 internationally. A live webcast and a replay of the call can be accessed through the event page on the Company's website. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast. The call replay will be available approximately two hours after completion of the live conference call. A dial-in replay of the call will be available until March 25, 2026; please dial +1-888-295-2634 from the US or +972-3-925-5904 internationally.

About BioLineRx

BioLineRx Ltd. (NASDAQ/TASE: BLRX) is a biopharmaceutical company pursuing life-changing therapies in oncology and rare diseases. The Company’s lead development asset is GLIX1, a first-in-class, oral, small molecule targeting DNA damage response in glioblastoma and other solid tumors, for which a Phase 1/2a clinical trial is expected to initiate in the first quarter of 2026. GLIX1 is being developed under a collaboration with Hemispherian AS.

The Company's first approved product, APHEXDA® (motixafortide), is indicated in the U.S. for stem cell mobilization for autologous transplantation in multiple myeloma, and is being commercialized by Ayrmid Ltd. (globally, except Asia) and developed by Gloria Biosciences (in Asia). BioLineRx has retained the rights to develop motixafortide in solid tumors, including metastatic pancreatic cancer (PDAC), and has a Phase 2b PDAC trial currently ongoing under a collaboration with Columbia University.

Learn more about who we are, what we do, and how we do it at www.biolinerx.com, or on LinkedIn.

Forward Looking Statement

Various statements in this release concerning BioLineRx's future expectations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," and "would," and describe opinions about future events. These include statements regarding management's expectations, beliefs and intentions regarding, among other things, the expectations with regard to clinical trials of motixafortide and GLIX1, expected timing of clinical readouts, the expected cash runway, and BioLineRx's business strategy. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of BioLineRx to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause BioLineRx's actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the clinical development, commercialization and market acceptance of GLIX1 and motixafortide including the degree and pace of market uptake of APHEXDA for the mobilization of hematopoietic stem cells for autologous transplantation in multiple myeloma patients; the initiation, timing, progress and results of BioLineRx’s preclinical studies, clinical trials and other therapeutic candidate development efforts; BioLineRx’s ability to advance GLIX1 and motixafortide into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results for GLIX1 and motixafortide will be predictive of real-world results; BioLineRx’s receipt of regulatory approvals for GLIX1 and motixafortide and the timing of other regulatory filings and approvals; whether access to GLIX1 and motixafortide is achieved in a commercially viable manner and whether GLIX1 and motixafortide receives adequate reimbursement from third-party payors; BioLineRx’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of BioLineRx’s collaborators to execute on their development and commercialization plans; BioLineRx’s ability to integrate new therapeutic candidates and new personnel, as well as new collaborations; the interpretation of the properties and characteristics of BioLineRx’s therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; the implementation of BioLineRx’s business model and strategic plans for its business and therapeutic candidates; the scope of protection that BioLineRx’s is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of BioLineRx’s expenses, future revenues, capital requirements and its need for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the United States or elsewhere; competitive companies, technologies and BioLineRx’s industry; BioLineRx’s ability to maintain the listing of its ADSs on Nasdaq; statements as to the impact of the political and security situation in Israel on BioLineRx’s business which may exacerbate the magnitude of the factors discussed above. These and other factors are more fully discussed in the "Risk Factors" section of BioLineRx's most recent annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2026. In addition, any forward-looking statements represent BioLineRx's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. BioLineRx does not assume any obligation to update any forward-looking statements unless required by law.

Contacts:

United States
Irina Koffler
LifeSci Advisors, LLC
IR@biolinerx.com

Israel
Moran Meir
LifeSci Advisors, LLC
moran@lifesciadvisors.com

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31,
	2024	2025
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	10,436	3,250
Short-term bank deposits	9,126	17,626
Trade receivables	2,476	46
Prepaid expenses	443	201
Other receivables	1,478	410
Inventory	3,145	2,148
Total current assets	27,104	23,681

NON-CURRENT ASSETS
Property and equipment, net	386	160
Right-of-use assets, net	967	696
Intangible assets, net	10,449	16,368
Total non-current assets	11,802	17,224
Total assets	38,906	40,905

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term loan	4,479	4,479
Accounts payable and accruals:
Trade	5,583	3,493
Other	3,131	1,743
Current maturities of lease liabilities	522	234
Warrants	1,691	2,174
Total current liabilities	15,406	12,123

NON-CURRENT LIABILITIES
Long-term loan, net of current maturities	8,958	4,460
Lease liabilities	1,081	977
Total non-current liabilities	10,039	5,437

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,445	17,560

EQUITY
Equity attributable to owners of the Company:
Ordinary shares	38,097	73,428
Share premium	353,693	327,584
Warrants	5,367	3,686
Capital reserve	17,547	15,916
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(399,827)	(401,002)
Total equity attributable to owners of the Company	13,461	18,196
Non-controlling interest	-	5,149
Total equity	13,461	23,345
Total liabilities and equity	38,906	40,905

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31,
	2023	2024	2025
	in USD thousands

REVENUES:
License revenues	4,610	22,917	1,180
Product sales, net	190	6,023	-
Total revenues	4,800	28,940	1,180
COST OF REVENUES	(3,692)	(9,263)	(230)
GROSS PROFIT	1,108	19,677	950
RESEARCH AND DEVELOPMENT EXPENSES	(12,519)	(9,149)	(8,093)
SALES AND MARKETING EXPENSES	(25,270)	(23,605)	-
GENERAL AND ADMINISTRATIVE EXPENSES	(6,310)	(6,321)	(3,144)
IMPAIRMENT OF INTANGIBLE ASSETS	(6,703)	(1,010)	-
OPERATING LOSS	(49,694)	(20,408)	(10,287)
NON-OPERATING INCOME (EXPENSES), NET	(10,819)	18,435	8,077
FINANCIAL INCOME	2,068	1,871	1,464
FINANCIAL EXPENSES	(2,169)	(9,119)	(1,280)
LOSS AND COMPREHENSIVE LOSS	(60,614)	(9,221)	(2,026)

ATTRIBUTION OF LOSS AND COMPREHENSIVE LOSS
To owners of the Company	(60,614)	(9,221)	(1,175)
To non-controlling interests	-	-	(851)
	(60,614)	(9,221)	(2,026)

	in USD
LOSS PER ORDINARY SHARE – BASIC AND DILUTED ATTRIBUTABLE TO OWNERS OF THE COMPANY	(0.06)	(0.01)	(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF BASIC AND DILUTED LOSS PER ORDINARY SHARE	963,365,525	1,198,107,761	2,465,272,604

BioLineRx Ltd.

STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to owners of the Company
	Ordinary shares		Share premium	Warrants	Capital reserve	Other comprehensive loss	Accumulated deficit	Non-controlling interest	Total
	in shares 000’s	in USD thousands
BALANCE AT JANUARY 1, 2023	922,959	27,100	338,976	1,408	14,765	(1,416)	(329,992)	-	50,841
CHANGES IN 2023:
Issuance of share capital, net	124,955	3,242	10,847	-	-	-	-	-	14,089
Warrants exercised	38,182	1,000	5,559	-	-	-	-	-	6,559
Employee stock options exercised	493	13	45	-	(31)	-	-	-	27
Employee stock options expired	-	-	55	-	(55)	-	-	-	-
Share-based compensation	-	-	-	-	2,321	-	-	-	2,321
Comprehensive loss for the year	-	-	-	-	-	-	(60,614)	-	(60,614)
BALANCE AT DECEMBER 31, 2023	1,086,589	31,355	355,482	1,408	17,000	(1,416)	(390,606)	-	13,223
CHANGES IN 2024:
Issuance of share capital, pre-funded warrants and warrants, net	174,322	4,712	(3,060)	6,650	-	-	-	-	8,302
Pre-funded warrants exercised	74,989	2,009	682	(2,691)	-	-	-	-	-
Employee stock options exercised	770	21	50	-	(49)	-	-	-	22
Employee stock options expired	-	-	539	-	(539)	-	-	-	-
Share-based compensation	-	-	-	-	1,135	-	-	-	1,135
Comprehensive loss for the year	-	-	-	-	-	-	(9,221)	-	(9,221)
BALANCE AT DECEMBER 31, 2024	1,336,670	38,097	353,693	5,367	17,547	(1,416)	(399,827)	-	13,461
CHANGES IN 2025:
Issuance of share capital, pre-funded warrants and warrants, net	978,340	27,273	(22,260)	501	-	-	-	-	5,514
Pre-funded warrants exercised	295,804	8,058	(5,876)	(2,182)	-	-	-	-	-
Employee stock options expired	-	-	2,027	-	(2,027)	-	-	-	-
Share-based compensation	-	-	-	-	396	-	-	-	396
Non-controlling interest	-	-	-	-	-	-	-	6,000	6,000
Comprehensive loss for the year	-	-	-	-	-	-	(1,175)	(851)	(2,026)
BALANCE AT DECEMBER 31, 2025	2,610,814	73,428	327,584	3,686	15,916	(1,416)	(401,002)	5,149	23,345

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2024	2025
	in USD thousands
CASH FLOWS - OPERATING ACTIVITIES
Loss	(60,614)	(9,221)	(2,026)
Adjustments required to reflect net cash used in operating activities (see appendix below)	38,006	(34,652)	(6,048)
Net cash used in operating activities	(22,608)	(43,873)	(8,074)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(47,588)	(26,350)	(36,644)
Maturities of short-term deposits	49,329	55,778	28,126
Purchase of property and equipment	(116)	(53)	(25)
Purchase of intangible assets	(181)	(1)	(2)
Net cash provided by (used in) investing activities	1,444	29,374	(8,545)

CASH FLOWS - FINANCING ACTIVITIES
Issuance of share capital, pre-funded warrants and warrants, net of issuance costs	14,089	16,357	13,894
Exercise of warrants	2,928	-	-
Employee stock options exercised	27	22	-
Proceeds from long-term loan, net of issuance costs	-	19,223	-
Repayments of loan	(1,543)	(14,433)	(4,498)
Repayments of lease liabilities	(445)	(511)	(512)
Net cash provided by financing activities	15,056	20,658	8,884

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,108)	6,159	(7,735)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,587	4,255	10,436
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(224)	22	549
CASH AND CASH EQUIVALENTS - END OF YEAR	4,255	10,436	3,250

BioLineRx Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2023	2024	2025
	in USD thousands
APPENDIX

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	1,384	4,065	523
Loss on disposal of property and equipment	-	-	25
Exchange differences on cash and cash equivalents	224	(22)	(549)
Fair value adjustments of warrants	11,054	(18,965)	(8,599)
Share-based compensation	2,321	1,135	396
Interest and exchange differences on short-term deposits	15	185	18
Interest on loan	1,148	(1,126)	-
Warrant issuance costs	-	669	702
Exchange differences on lease liabilities	(42)	(31)	177
Intangible assets impairment	6,703	1,010	-
Loss on abandonment of right-of-use asset	-	246	-
	22,807	(12,834)	(7,307)

Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(358)	(2,118)	2,430
Decrease (increase) in inventory	(1,953)	(1,192)	997
Decrease (increase) in prepaid expenses and other receivables	(959)	(43)	1,310
Increase (decrease) in accounts payable and accruals	5,512	(5,508)	(3,478)
Increase (decrease) in contract liabilities	12,957	(12,957)	-
	15,199	(21,818)	1,259
	38,006	(34,652)	(6,048)

Supplemental information on interest received in cash	2,020	1,992	1,153
Supplemental information on interest paid in cash	1,111	10,387	1,268

Supplemental information on non-cash transactions:
Changes in right-of-use asset and lease liabilities	149	327	(57)
Fair value of exercised warrants (portion related to accumulated fair value adjustments)	3,631	-	-
Intangible asset acquired in connection with GLIX1 collaboration transaction	-	-	6,000